

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

July 25, 2012

Via E-mail
Douglas L. Braunstein
Executive Vice President and Chief Financial Officer
JPMorgan Chase & Co.
270 Park Avenue
New York, NY 10017

> **Re:** **JPMorgan Chase & Co.**
> **Form 10-K for Fiscal Year Ended December 31, 2011**
> **Filed February 29, 2012**
> **Form 10-Q for Fiscal Quarter Ended March 31, 2012**
> **Filed May 10, 2012**
> **Forms 8-K Filed July 13, 2012**
> **File No. 001-05805**

Dear Mr. Braunstein:

We have reviewed your filings and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by providing the requested information, or by advising us when you will provide the requested response. Where we have requested changes in future filings, please include a draft of your proposed disclosures that clearly identifies new or revised disclosures. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

After reviewing the information you provide in response to these comments, including the draft of your proposed disclosures, we may have additional comments.

Form 10-K for Fiscal Year Ended December 31, 2011

Risk Management, page 15

JPMorgan Chase's framework for managing risks may not be effective…, page 15

1. We note from your disclosure provided with your Forms 8-K on July 13, 2012 that management has evaluated risk procedures in place within your Chief Investment Office and concluded that certain risk management practices were ineffective. Beginning with your next Form 10-Q, please revise your risk factor disclosure to discuss the risks

presented by the recent trading losses within your Chief Investment Office and the shortcomings identified with respect to your risk management strategies.

Item 9A: Controls and Procedures, page 20

2.   Given the Item 4.02 Form 8-K filed on July 13, 2012 and the risk management and controls issues identified through your internal investigation into the trading losses within the Chief Investment Office, please provide us with your analysis as to how you concluded that your internal controls over financial reporting were effective as of December 31, 2011.

Management's Discussion and Analysis, page 64

Risk Management, page 125

3.   We refer to your disclosure that "Risk Management coordinates and communicates with each line of business through the line of business risk committees and chief risk officers…" and note that various committees "meet frequently" to discuss and consider risk issues. Please revise your disclosure in future filings to explain in greater detail Risk Management's, the individual business lines' and the various committees' responsibilities for communicating risks and maintaining risk governance.

4.   In future filings, please expand your disclosure in this section to clearly explain your policies in the event of a risk limit breach. For example, please disclose how breaches in risk limits are reported to Risk Management, senior management and the Board of Directors, and by whom. To the extent that your policies for reporting differ depending on the severity of the breach, please explain.

5.   We note from your disclosure in Exhibit 99.3 furnished with your Form 8-K on July 13, 2012 that you have implemented several changes to the risk management structure within your Chief Investment Office. In future filings, please revise this section to explain material risk governance changes that you have made.

Country Risk Management, page 163

Selected European Exposure, page 164

6.   We note your response to comment three of our letter dated April 17, 2012 and we continue to believe that providing a further breakout of the individual countries, as well providing both the gross amounts for your lending activities and your credit default swaps, provides appropriate transparency to your Selected European country disclosures. Please address the following regarding the disclosure around your Country Risk Management, including your Selected European exposure, in future filings:

- Please provide a breakout of your Ireland, Portugal, and Greece exposures to provide greater transparency around your activities in each of these individual countries.

- For your lending activities, please provide the gross amount prior to the deduction of the allowance for loan losses to supplement your presentation of the net amount after allowance for loan losses.

- We note your disclosure regarding your credit default swaps including both the gross notional and fair value. In future filings, please provide this information on a country-by-country basis, preferably included in the table on page 165 to provide greater transparency around your activities in each of these individual countries.

- We also note your disclosure that you have offset portfolio hedges against your European exposures. It is not clear from these disclosures what makes up the amounts in this column. Do they represent just single name CDS purchased and sold on European sovereigns, or do they also include credit indices, and other types of credit protection other than single name CDS? Do the amounts included represent your total net hedging positions or do they take into account how effective these portfolio hedges are in actually mitigating your country-specific exposure?

Notes to Consolidated Financial Statements, page 182

Note 3 – Fair value measurement, page 184

7.   We note your response to comments five and six of our letter dated April 17, 2012. However, it is not clear from the proposed disclosure in your response that inventory that is not subject to fair value hedge accounting is carried at lower of cost or market. In future filings, disclose the fact that not all of your physical commodities are carried at fair value. Please disclose the amount of inventory that are carried at market value, or if the difference between "market value" and "fair value" is immaterial, disclose that fact. Please briefly disclose your reasons for including all of the physical commodities in the fair value hierarchy table.

Definitive Proxy Statement on Schedule 14A filed April 4, 2012

Compensation Discussion and Analysis, page 15

Long-standing recovery provisions, page 24

8.   We note from your disclosure provided on July 13, 2012 that you have determined to claw back compensation from Chief Investment Office management with responsibility

over the synthetic credit portfolio. Please provide expanded disclosure in future filings that explains in greater detail the process by which you determine to claw back compensation. Please explain the extent to which the Compensation & Management Development Committee (or another committee) is responsible for claw back decisions and clarify the role of the Board of Directors (e.g., must the Board review every claw back decision?). Please also clarify whether any of your policies relating to compensation recovery have changed as a result of the recent events with your Chief Investment Office.

Form 10-Q for Fiscal Quarter Ended March 31, 2012

Management's Discussion and Analysis, page 3

Business Segment Results, page 14

Treasury and CIO, page 33

9.   Tell us and revise your future filings to more clearly disclose how your synthetic credit portfolio is reflected in the amounts presented in this section. Please similarly address your disclosure on pages 54 and 59.

Market Risk Management, page 73

Value-at-risk, page 73

10.   We note your disclosure that your VaR model is continuously evaluated and enhanced in response to changes in the composition of your portfolios, changes in market conditions and dynamics, improvements in modeling techniques, system capabilities, and other factors. Please respond to the following and expand your disclosure in future filings as appropriate:

- Tell us the number of different VaR models that are used to determine your total trading VaR as disclosed here, and discuss the drivers regarding the need to use multiple different models.

- Tell us how the results of the respective VaR models used are aggregated to arrive at your total trading VaR as well as the individual market risk categories disclosed. For example, clarify whether you simply aggregate the outputs from the different models or whether adjustments are made, and if so, how the adjustments are determined.

- Tell us the extent to which the VaR models used for regulatory capital purposes are the same as the VaR models used for your market risk disclosures. To the extent that certain of the models used for each purpose differ, please tell us the drivers behind those differences.

- Discuss the process and validation procedures in place prior to implementing significant model and assumption changes, and explain the extent to which these validation processes may vary across your company. For example, discuss the approval process required, back-testing procedures performed, and periods of parallel model runs before implementation.

- To the extent that all or some of your VaR models used for your market risk disclosures are different than those used to calculate regulatory capital, please tell us whether the model review process and model oversight processes are the same for both. As part of your response, please clarify when approval is required from any of your regulators regarding VaR model changes.

- Given that your VaR models are evolving over time, tell us how you consider when disclosure is required under Item 305(a)(1)(iii)(4) of Regulation S-K regarding model, assumptions, and parameter changes.

Note 3 – Fair value measurement, page 91

11.   You disclose that you have a well established policy of determining fair value, and you also disclose that you have a price verification group that is independent from your risk taking function. With respect to your valuation process, please address the following in your response as well as your future filings:

- Describe the process for determining the fair values that are ultimately used in the financial statements.

    - Are the prices that are ultimately used to determine fair value always supplied by the traders or other risk-taking functions within the organizations and then subsequently verified by the independent pricing group?

    - What percentage of prices are verified?

    - For prices that cannot be independently corroborated, what is your process to ensure that the prices used are appropriate?

    - Is the independent verification process only for Level 3 instruments or for all fair value measurements?

- Describe the extent to which your valuation policy is consistent across your various business lines/segments, regardless of business purpose (market making versus investments). If the polices are different across the firm, explain both the business reasons and your basis under GAAP for this inconsistency.

12.   We note your disclosure on page 97 that there are adjustments made to the fair value for a variety of factors including liquidity. Tell us the instruments for which you have made liquidity adjustments, the amount of such adjustments, your basis for the adjustment, and how you considered guidance in ASC 820-10-35-36B with respect to these adjustments.

13.   It appears from your fair value hierarchy disclosures that the majority of your credit derivatives are Level 2. Please address the following regarding your credit derivatives in your synthetic credit portfolio in your CIO office:

- Tell us the level in which you have classified these instruments in the fair value hierarchy as well as your basis for including the item in that particular level.

- Tell us if there were any adjustments made for liquidity or any other adjustments made to the fair value of these positions. If so, tell us how you consider whether the adjustment is significant to the overall fair value measurement for purposes of classification in the fair value hierarchy.

14.   We note that you disclose on page 98 that for Corporate debt securities, obligations of U.S. states and municipalities, and Other, "price" is an unobservable input. Please revise your disclosure in future filings as follows:

- In both your qualitative disclosure of valuation techniques as well as your tabular quantitative disclosures, each time you disclose price as an unobservable input revise to clarify whether you are using comparable prices for similar instrument (market comparables) or prices/quotes from third-party pricing services/brokers (vendor prices).

- It appears that a yield may have been considered in coming up with the price for various financial instruments. If so, please disclose in future filings the yield or implied yield from the financial instrument as a significant unobservable input, or tell us why such disclosure is not appropriate or meaningful.

15.   We note your disclosure on page 99 about the impact of a change in an unobservable input on the fair value measurement and the interrelationship of unobservable inputs. It appears that your disclosure is very general and does not discuss specific instruments. Please revise your disclosure in future filings by providing more granular disclosures in this area (e.g., separately disclose the impact that a change in each unobservable input would have on the fair value of the instrument). Such information can continue to be included as part of your qualitative discussion or incorporated into your quantitative tabular disclosure of Level 3 valuation techniques through the use of footnotes or the addition of another column.

16.   We note your disclosures about the fair value of financial instruments that are not carried on the Consolidated Balance Sheets at fair value as required by ASC 825-10-50-10. In future filings, please provide a breakout of the fair value hierarchy, similar to the presentation you have for your assets and liabilities measured at fair value on a recurring basis, as such disclosure provides greater transparency compared to providing only footnotes as to the category to which these line items predominately belong.

17.   In light of the significant ranges presented in your table of Level 3 inputs on page 98, please revise to your presentation in future filings to include a column quantifying the weighted average input values to supplement the ranges provided. Please refer to ASC 820-10-55-103 for guidance.

Note 5 – Derivative instruments, page 103

18.   We note your disclosures around your derivatives gains and losses not designated as hedging instruments on page 107. You also note that these disclosures do not include derivatives used in market-making activities or to manage enterprise risk exposures. Please address the following in your response as well as in your future filings:

- Clarify the extent to which these disclosures include the credit derivatives in the synthetic credit portfolio in your CIO office.

- If not, discuss your reasons for not including these derivatives in this table.

- Identify whether there are any collateral arrangements for credit derivatives in your CIO synthetic credit portfolio, and if so, disclose how much cash or other collateral you have posted.

- Identify the collateral posting triggers for these contracts, including the extent to which such triggers are only credit-related.

In future filings, please expand the disclosure in your derivatives footnote to clarify which tables include the credit derivatives originating in your CIO synthetic credit portfolio, since currently it is difficult to tell which tables include these amounts and which tables exclude them.

Note 24 – Business Segments, page 163

19.   We note your disclosure that effective January 1, 2012 you revised the capital allocated to certain businesses, reflecting additional refinement of each segment's Basel III Tier 1 common capital requirements and balance sheet trends. We also note from your disclosure on page 123 of your 10-K that equity for a line of business represents the amount that you believe the business would require if it were operating independently, incorporating sufficient capital to address regulatory capital requirements (including

Basel III Tier 1 common capital requirements), economic risk measures, and capital levels for similarly rated peers. Please tell us and revise your disclosure in future filings to address the following:

- Explain how the carrying values of your reporting units are determined for purposes of performing your goodwill impairment analysis. In this regard, clarify whether you are using an economic capital approach for this purpose.

- To the extent the total capital allocated to your reporting units is more or less than the total shareholder's equity of the company, please quantify such amount and explain how you account for any difference. In this regard, clarify whether the carrying values assigned to your reporting units are equal to the economic capital determined for each reporting unit or are based on pro rata allocations of total shareholders' equity based on your economic capital model.

- Clarify the extent to which the capital allocations determined for each of your reporting units are reviewed by your Board of Directors or banking regulators.

- To the extent that you do not allocate the individual assets and liabilities to your reporting units for purposes of determining the carrying value of the reporting unit, please expand the discussion in your critical accounting estimates disclosure to explain your methodology for doing so. Please also discuss how you would perform Step 2 of the goodwill impairment test under your methodology should you be required to proceed to Step 2.

Line of Business Metrics, page 172

20.   We note that The Federal Reserve Bank of New York sponsored a Task Force on Tri-Party Repo Infrastructure Reform to examine the risks in the tri-party repo market and make recommendations for addressing those risks. On page 173, you disclose that your tri-party repo business activities are included in your Treasury & Securities Services segment. To help us understand the impact that the Task Force recommendations will have on your business activities and results of operations and to enhance the transparency of your disclosure, please revise your future filings to address the following:

- Please expand your disclosure to quantify your involvement in the tri-party repo market in dollars and as a percent of market share.

- Disclose any specific recommendations that, once implemented, could materially impact your current or future financial condition, results of operations, or cash flows.

- Discuss your timeline for implementation and whether there are any regulatory ramifications if recommendations are not implemented by a certain date.

- Revise your risk factors in your Form 10-K (Item 1A) to discuss the risk exposures surrounding your tri-party repo business activities and the specific recommendations you plan to implement to reduce such exposures and the timing of the implementation.

Form 8-K filed July 13, 2012

Item 4.02(a) Non-Reliance on Previously Issued Financial Statements…, page 2

21. You disclose on page three that you restated prior quarter earnings because you were no longer confident that certain marks used to value the Chief Investment Office (CIO) synthetic credit portfolio reflected good faith estimates of fair value at quarter end. With respect to this restatement, please address the following:

- Please tell us your policy with respect to how you have historically valued positions within the CIO and how this policy compares to your policies for valuing similar positions across the rest of the firm, including in the Investment Bank (IB) segment. Along with discussing your general policy, specifically discuss your policy for determining prices within the bid/offer spread (focusing on illiquid/market with wide bid-ask spreads), and how recent market transactions are taken into account when determining the price.

- Please specifically address how such policies functioned with respect to long and short positions, particularly in similar products.

- Tell us the extent to which these policies or their application changed during the recent quarters, specifically addressing both CIO and IB, providing quantification where possible. Clearly define the reasons for any changes, and separately identify any changes that were due to changes in the accounting guidance.

- Tell us how you determined that circumstances where the trader marks were not representative of fair value were isolated to the CIO office and to the synthetic credit portfolio in particular. Clearly explain how you determined that such pricing errors did not and could not occur elsewhere.

- Tell us the extent to which any adjustments were made by the CIO valuation control group for the positions in question during the recent quarters (prior to the restatement), providing the details for any such adjustments and whether any adjustments were made to the marks later.

- Considering your disclosure that integrity of the trader marks was in question, please provide us with additional details on what led you to believe that the trader marks no longer reflected good faith estimates of fair value.

- You disclose that the updated marks for the quarter were based upon external "mid-market" benchmarks. Tell us your process for obtaining these external benchmarks.

- You have also disclosed on page three that you have adjusted these marks for liquidity considerations. Please tell us the amount and your basis for the adjustment. Tell us how you considered guidance in ASC 820-10-35-36B with respect to these adjustments. Specify whether the original marks for these positions had also been adjusted for liquidity.

22. At the bottom of page three, you disclose that the CIO's Value at Risk (VaR) model used independent marks for a majority of the positions in the synthetic credit portfolio and daily trader marks related to a limited number of positions in the portfolio. Please tell us why you used independent versus trader marks for a majority of the VaR model inputs and why you used trader marks for those limited number of positions. It is not clear whether the marks used for your VaR models are the same as the marks used to calculate the fair value amounts in your financial statements, since you indicated earlier that the marks used for financial reporting are based on the traders' reasonable judgment but for VaR model purposes you use independent marks, please clarify. If you do use different marks clearly explain why you would use different marks for your VaR models from the marks used for your financial statement presentation. Discuss the extent to which your various other VaR models use different marks than the marks that are used for your financial statement presentation.

23. We note your disclosure that you had determined that a material weakness existed in your internal controls over financial reporting at March 31, 2012. You have also noted that you have taken steps to remediate the internal control deficiencies, and that the material weakness was substantially remediated by June 30, 2012. You disclose on page two that you made the determination on July 12, 2012 that a restatement was necessary. Please tell us when you first identified the issues causing the material weakness and how you determined that you have substantially remediated the issues as of June 30, 2012. Discuss the specific steps you have taken to remediate the issues and the extent of any testing you have performed to support that the controls were operating effectively by June 30, 2012.

Form 8-K filed July 13, 2012

Exhibit 99.1 – Earnings Release – Second Quarter 2012 Results

Retail Financial Services, page 5

24. You disclose on page five that the $1.4 billion reduction in your Retail Financial Services allowance for loan losses was due to lower estimated losses as mortgage delinquency trends continued to improve and, to a lesser extent, a refinement of your incremental loss

estimates with respect to certain borrower assistance programs. Given the significant amount of the reduction in the allowance here, in both your response as well as your future filings, please provide a granular level discussion of the positive and negative trends in credit quality that you considered in determining the appropriate level of the reduction in your allowance. Specifically address the nature of, reasons for, and amount resulting from the refinement in your loss estimates related to certain borrower assistance programs.

Card Services and Auto, page 8

25.   Similarly, during the second quarter of 2012 you reported a $751 million reduction in the allowance for loan losses for Card Services and Auto due to lower estimated losses. Given the significance of this reduction and in light of the previous significant reductions, in both your response and your future filings, please provide a granular disclosure of the factors that resulted in the allowance reduction. As part of your discussion, please clearly address the positive and negative credit quality trends you considered in determining your allowance for this portfolio. For instance, you disclose on page 135 of your Form 10-Q for the quarter ended March 31, 2012 that the allowance coverage as a percentage for impaired credit card loans decreased slightly from 37.8% at December 31, 2011 to 36.8% at March 31, 2012. Discuss the basis for this coverage decrease in the first quarter and address any subsequent changes to the coverage ratio for the second quarter 2012. We also note your statements that further reserve reductions in this portfolio are unlikely. Please discuss in greater detail how the credit quality trends observed support that the credit losses have normalized.

Exhibit 99.2 – Earnings Release Financial Supplement

Mortgage Repurchase Liability, page 44

26.   Your table on page 44 shows that the outstanding repurchase demands and unresolved mortgage insurance rescission notices were flat from March 31, 2012 to June 30, 2012, but that this level represented an increase from the quarterly balances in 2011. Your table on page 44 also notes that quarterly mortgage repurchase demands received have been relatively constant around $1.5 to $1.6 billion for the last four quarters. However, the rollforward of your repurchase liability on page 44 shows that your mortgage repurchase liability decreased by $223 million during the second quarter of 2012. We also note your outlook disclosure on page 16 of the Financial Results slides, which are included as Exhibit 99.2 of your third Form 8-K filed on July 13, 2012: "[b]ased on current trends, realized repurchase losses may be offset by reserve reductions." In both your response and your future filings, please address the following regarding this apparent inconsistency:

- Discuss the drivers for the decrease in the repurchase liability during the second quarter of 2012 after giving consideration to the trend data noted above.

- Discuss in greater detail the basis for your outlook statement on page 16.

- Clearly explain the extent to which the decrease may have been caused by your modification efforts or negotiated settlements with the GSEs or your February 9, 2012 "global settlement," providing quantification where possible.

- Discuss the interaction between the repurchase liability and related amounts included within your litigation liability and quantify any resulting impact on the reduction on the repurchase liability.

Form 8-K filed July 13, 2012

Exhibit 99.2 – JPMorgan Chase & Co. Presentation Slides on 2012 Second Quarter…, page 1

27.   You disclose that your CIO trading losses after tax were approximately $2.7 billion, assuming a tax rate of 38%, as noted in footnote 3 on page 1. It is not clear why you are using a 38% rate in your presentation, given that your statutory rate is 35% and your effective tax rate for the quarter was 29%. Please tell us and clarify in future filings how you computed the 38% tax rate for this disclosure.

28.   We note in the second quarter disclosure that you had approximately $4.4 billion in losses related to your CIO trading losses and that some of these positions have been unwound. Tell us and disclose in future filings the amount of losses that were realized by the end of the period presented due to your unwinding of some of your contracts, versus losses that are yet unrealized because the positions are still open.

You may contact Rahim Ismail at (202) 551-4965 or Kevin W. Vaughn, Accounting Branch Chief, at (202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Celia Soehner at (202) 551-3463 or me at (202) 551-3675 with any other questions.

Sincerely,

/s/ Suzanne Hayes

Suzanne Hayes
Assistant Director